UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Shanda Games Limited

(Name of Issuer)
Class A Ordinary Shares, par value US$0.01 per share,
including Class A Ordinary Shares represented by
American Depositary Shares (each representing two Class A Ordinary Shares)

(Title of Class of Securities)
American Depositary Shares: 81941U105

(CUSIP Number)
December 31, 2009

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
Exhibit Index
EX-99.A JOINT FILING AGREEMENT

CUSIP No.	81941U105	Page	2	of	10

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,380,768*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,380,768*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,380,768*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.02%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* See Item 4 of this Schedule.
** Based on 167,000,000 Class A Ordinary Shares, par value US$0.01 per share (“Class A Shares”), reported as outstanding immediately after the initial public offering by Shanda Games Limited in its prospectus dated September 24, 2009 and filed with the Securities and Exchange Commission (“SEC”) on September 28, 2009.

CUSIP No.	81941U105	Page	3	of	10

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,380,768*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,380,768*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,380,768*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.02%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* See Item 4 of this Schedule.
** Based on 167,000,000 Class A Shares reported as outstanding immediately after the initial public offering by Shanda Games Limited in its prospectus dated September 24, 2009 and filed with the SEC on September 28, 2009.

CUSIP No.	81941U105	Page	4	of	10

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,380,768*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,380,768*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,380,768*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.02%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* See Item 4 of this Schedule.
** Based on 167,000,000 Class A Shares reported as outstanding immediately after the initial public offering by Shanda Games Limited in its prospectus dated September 24, 2009 and filed with the SEC on September 28, 2009.

CUSIP No.	81941U105	Page	5	of	10

1	NAMES OF REPORTING PERSONS Baytree Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,380,768*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,380,768*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,380,768*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.02%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* See Item 4 of this Schedule.
** Based on 167,000,000 Class A Shares reported as outstanding immediately after the initial public offering by Shanda Games Limited in its prospectus dated September 24, 2009 and filed with the SEC on September 28, 2009.

Item 1(a).	Name of Issuer: Shanda Games Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 1 Office Building No. 690 Bibo Road Pudong New Area Shanghai 201203 People’s Republic of China

Item 2(a).	Name of Person Filing:

	(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

	(ii)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

	(iii)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

	(iv)	Baytree Investments (Mauritius) Pte Ltd (“Baytree”), a wholly-owned subsidiary of Seletar.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

	(i)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

	(ii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

	(iii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

	(iv)	c/o International Management (Mauritius) Limited Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius

Item 2(c).	Citizenship:

	(i)	Singapore

	(ii)	Singapore

	(iii)	Singapore

	(iv)	Mauritius

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.01 per share, including Class A Ordinary Shares represented by American Depositary Shares (“ADSs”), each representing two Class A Ordinary Shares

Item 2(e).	CUSIP Number:

ADSs: 81941U105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 8,380,768 Class A Shares (in the form of ADSs).

As of the date of this Schedule, Baytree directly owns 8,380,768 Class A Shares (in the form of ADSs). Baytree is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of the date of this Schedule, each of Temasek Holdings, Temasek Capital and Seletar may be deemed to beneficially own the 8,380,768 Class A Shares (in the form of ADSs) owned directly by Baytree.

(b) Percent of class: 5.02%

The 8,380,768 Class A Shares (in the form of ADSs) directly owned by Baytree constitute approximately 5.02% of the Class A Shares outstanding (including Class A Shares represented by ADSs).

The Class A Shares (in the form of ADSs) that may be deemed to be beneficially owned by each of Temasek Holdings, Temasek Capital and Seletar constitute approximately 5.02% of the Class A Shares outstanding (including Class A Shares represented by ADSs)

All percentage calculations in this Schedule are based on 167,000,000 Class A Shares reported as outstanding immediately after the initial public offering by Shanda Games Limited in its prospectus dated September 24, 2009 and filed with the SEC on September 28, 2009.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote:

Temasek Holdings: 8,380,768.
Temasek Capital: 8,380,768.
Seletar: 8,380,768.
Baytree: 8,380,768.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings: 8,380,768.
Temasek Capital: 8,380,768.
Seletar: 8,380,768.
Baytree: 8,380,768.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010	TEMASEK HOLDINGS (PRIVATE) LIMITED
	By:	/s/ Leong Wai Leng
		Name	:	Leong Wai Leng
		Title	:	Senior Managing Director, Corporate Development & Chief Financial Officer

Dated: February 12, 2010	TEMASEK CAPITAL (PRIVATE) LIMITED
	By:	/s/ Leong Wai Leng
		Name	:	Leong Wai Leng
		Title	:	Director

Dated: February 12, 2010	SELETAR INVESTMENTS PTE LTD
	By:	/s/ Git Oi Chee
		Name	:	Git Oi Chee
		Title	:	Director

Dated: February 12, 2010	BAYTREE INVESTMENTS (MAURITIUS) PTE LTD
	By:	/s/ Rooksana Shahabally
		Name	:	Rooksana Shahabally
		Title	:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 12, 2010, among Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd and Baytree Investments (Mauritius) Pte Ltd.